WACHTELL, LIPTON, ROSEN & KATZ

MARTIN LIPTON

HERBERT M. WACHTELL

THEODORE N. MIRVIS

EDWARD D. HERLIHY

DANIEL A. NEFF

ANDREW R. BROWNSTEIN

MARC WOLINSKY

STEVEN A. ROSENBLUM

JOHN F. SAVARESE

SCOTT K. CHARLES

JODI J. SCHWARTZ

ADAM O. EMMERICH

RALPH M. LEVENE

RICHARD G. MASON

DAVID M. SILK

ROBIN PANOVKA

DAVID A. KATZ

ILENE KNABLE GOTTS

JEFFREY M. WINTNER

TREVOR S. NORWITZ

BEN M. GERMANA

ANDREW J. NUSSBAUM

RACHELLE SILVERBERG

STEVEN A. COHEN

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

MARK GORDON

JOSEPH D. LARSON

JEANNEMARIE O’BRIEN

WAYNE M. CARLIN

STEPHEN R. DiPRIMA

NICHOLAS G. DEMMO

IGOR KIRMAN

JONATHAN M. MOSES

T. EIKO STANGE

JOHN F. LYNCH

WILLIAM SAVITT

ERIC M. ROSOF

GREGORY E. OSTLING

DAVID B. ANDERS

ANDREA K. WAHLQUIST

ADAM J. SHAPIRO

NELSON O. FITTS

JOSHUA M. HOLMES

51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE: (212) 403 -1000 FACSIMILE: (212) 403 -2000 __________

DAVID E. SHAPIRO

DAMIAN G. DIDDEN

IAN BOCZKO

MATTHEW M. GUEST

DAVID E. KAHAN

DAVID K. LAM

BENJAMIN M. ROTH

JOSHUA A. FELTMAN

ELAINE P. GOLIN

EMIL A. KLEINHAUS

KARESSA L. CAIN

RONALD C. CHEN

GORDON S. MOODIE

DONGJU SONG

BRADLEY R. WILSON GRAHAM W. MELI

GREGORY E. PESSIN

CARRIE M. REILLY

MARK F. VEBLEN

VICTOR GOLDFELD

EDWARD J. LEE

BRANDON C. PRICE

KEVIN S. SCHWARTZ

MICHAEL S. BENN

SABASTIAN V. NILES

ALISON ZIESKE PREISS

TIJANA J. DVORNIC

JENNA E. LEVINE

RYAN A. McLEOD

ANITHA REDDY

JOHN L. ROBINSON

JOHN R. SOBOLEWSKI

STEVEN WINTER

EMILY D. JOHNSON

JACOB A. KLING

RAAJ S. NARAYAN

VIKTOR SAPEZHNIKOV

MICHAEL J. SCHOBEL

ELINA TETELBAUM

ERICA E. BONNETT

LAUREN M. KOFKE

ZACHARY S. PODOLSKY

RACHEL B. REISBERG

MARK A. STAGLIANO

GEORGE A. KATZ (1965-1989) JAMES H. FOGELSON (1967-1991) LEONARD M. ROSEN (1965-2014) __________ OF COUNSEL

MARTIN J.E. ARMS

MICHAEL H. BYOWITZ

KENNETH B. FORREST

SELWYN B. GOLDBERG

PETER C. HEIN

MEYER G. KOPLOW

LAWRENCE S. MAKOW

DOUGLAS K. MAYER

PHILIP MINDLIN

DAVID S. NEILL

HAROLD S. NOVIKOFF

LAWRENCE B. PEDOWITZ

ERIC S. ROBINSON PATRICIA A. ROBINSON* ERIC M. ROTH PAUL K. ROWE DAVID A. SCHWARTZ MICHAEL J. SEGAL ELLIOTT V. STEIN WARREN R. STERN PAUL VIZCARRONDO, JR. PATRICIA A. VLAHAKIS AMY R. WOLF
* ADMITTED IN THE DISTRICT OF COLUMBIA __________ COUNSEL
DAVID M. ADLERSTEIN SUMITA AHUJA AMANDA K. ALLEXON LOUIS J. BARASH OLIVER J. BOARD FRANCO CASTELLI ANDREW J.H. CHEUNG PAMELA EHRENKRANZ KATHRYN GETTLES-ATWA	ADAM M. GOGOLAK NANCY B. GREENBAUM MARK A. KOENIG J. AUSTIN LYONS ALICIA C. McCARTHY PAULA N. RAMOS NEIL M. SNYDER S. CHRISTOPHER SZCZERBAN JEFFREY A. WATIKER

Direct Dial: (212) 403-1122 Direct Fax: (212) 403-2122 E-Mail: VSapezhnikov@wlrk.com

April 9, 2020

VIA EDGAR SUBMISSION AND COURIER

Mr. Perry J. Hindin

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	GCP Applied Technologies Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on April 3, 2020
File No. 001-37533

Dear Mr. Hindin:

This letter is in response to the comments contained in the Staff’s comment letter dated April 6, 2020 with respect to GCP Applied Technologies Inc.’s (“GCP”) Preliminary Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission (the “Commission”) on April 3, 2020.

For the convenience of the Staff’s review, we have set forth the comments contained in the Staff’s comment letter, indicated in bold, followed by GCP’s responses immediately after each comment. In addition, we have filed an amended preliminary proxy statement on Schedule 14A.

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WACHTELL, LIPTON, ROSEN & KATZ

Mr. Perry J. Hindin

April 9, 2020

Preliminary Proxy Statement

1.

The preliminary proxy statement was filed using the EDGAR tag “PRE 14A” rather than the required tag “PREC14A,” which tag indicates that the materials relate to a contested election of directors. Please file the amended proxy statement with the PREC14A EDGAR tag and ensure that any subsequent proxy statement filings are properly designated.

In response to the Staff’s comment, we have re-filed the preliminary proxy statement using the EDGAR tag “PREC14A.”

2.

We note your statements throughout the proxy materials that “[y]ou will NOT help elect the Board’s nominees if you sign and return white proxy cards sent by Starboard even if you vote to ‘withhold’ your vote with respect to Starboard’s nominees using the white proxy card.” Please qualify these statements to reflect the fact that Clay H. Kiefaber is included amongst both Starboard’s and your nominees.

In response to the Staff’s comment, we have revised these statements. See the Notice of 2020 Annual Meeting of Stockholders and pages 1 and 84.

3.

Please confirm in response letter that in the event you select a substitute nominee prior to the Annual Meeting (as provided on page 18), you will file an amended proxy statement that (1) identifies the substitute nominee, (2) discloses whether the nominee has consented to being named in the revised proxy statement and to serve if elected and (3) includes disclosure required by Items 5(b) and 7 of Schedule 14A with respect to the nominee.

In response to the Staff’s comment, we confirm that in the event GCP selects a substitute nominee prior to the Annual Meeting, GCP will file an amended proxy statement that (1) identifies the substitute nominee, (2) discloses whether the nominee has consented to being named in the revised proxy statement and to serve if elected and (3) includes disclosure required by Items 5(b) and 7 of Schedule 14A with respect to the nominee.

4.

We note the disclosure on page 25 indicating that the Board decided not to re-nominate Marran H. Ogilvie for election at the Annual Meeting. In this section (or in the appropriate alternative section of the proxy statement), please supplement your disclosure to clarify the basis on which the Board decided not to re-nominate Ms. Ogilvie.

In response to the Staff’s comment, we have revised the disclosure on page 25.

WACHTELL, LIPTON, ROSEN & KATZ

Mr. Perry J. Hindin

April 9, 2020

5.

We note the following disclosure on page 83: “If your broker, bank or other nominee forwards Starboard’s proxy materials to you, it may only be able to vote your shares with respect to the proposals at the Annual Meeting if you have instructed them on how to vote.” Please advise us of the legal basis upon which you have relied to conclude that persons other than brokers, such as banks and other nominees, may be ineligible to vote shares in the absence of instructions timely transmitted by beneficial owners. Alternatively, please revise to remove the implication that banks and other nominees are the equivalent of brokers and thus might not vote absent instructions from beneficial owners. See Item 21(b) of Schedule 14A.

In response to the Staff’s comment, we have revised the disclosure in the Notice of 2020 Annual Meeting of Stockholders and pages 82 and 83.

6.

We note the following disclosure on page 86: “Abstentions and broker non-votes (as described above) will be counted in determining the quorum.” We further note, however, that the disclosure on page 20 indicates that “[b]roker non-votes will not be counted as present and are not entitled to vote on the election of directors.” Please revise to remove any inconsistency with respect to the effect of broker non-votes for purposes of determining whether a quorum is present at the Annual Meeting.

In response to the Staff’s comment, we have revised the disclosure on page 20.

7.

Please revise the disclosure regarding the intended use of the discretionary authority available under Rule 14a-4(c)(1) so it conforms to the disclosure standard codified in that provision. At present, the disclosure suggests the right to use discretionary authority is absolute inasmuch as it can unconditionally be exercised “on such other matters as may properly come before the meeting . . . .”

In response to the Staff’s comment, we have revised the form of proxy to provide that discretionary authority will only be used “to the extent permitted by Rule 14(a)-4(c) under the Securities Exchange Act of 1934, as amended.”

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If you have any questions regarding the foregoing, please contact the undersigned at (212) 403-1122.

Very truly yours,

/s/ Viktor Sapezhnikov
Viktor Sapezhnikov